Filed pursuant to Rule 433

Registration No. 333-274511

Issuer Free Writing Prospectus

Supplementing the Preliminary Prospectus

dated September 28, 2023

SWK HOLDINGS CORPORATION
US $30,000,000

9.00% Senior Notes Due 2027
Final Term Sheet

September 28, 2023

The information in this pricing term sheet relates to the offering of 9.00% Senior Notes due 2027 of SWK Holdings Corporation and is qualified in its entirety by reference to the Preliminary Prospectus, dated September 28, 2023 (the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	SWK Holdings Corporation (the “Issuer”)
Securities:	9.00% Senior Notes Due 2027 (the “Notes”)
Principal Amount:	$30,000,000 (excluding exercise of the underwriter option)
Underwriters’ Option:	$4,500,000
Type:	SEC Registered
Trade Date:	September 29, 2023
Settlement Date:	October 3, 2023
Listing:	Nasdaq “SWKHL”
Price to Public:	$25.00
Underwriters’ Discount:	$0.7875 per Note
Underwriters’ Purchase Price from Issuer:	$24.2125 per Note
Net Proceeds to the Issuer (before expenses and other fees):	$29,055,000 (excluding exercise of the underwriters’ option to purchase additional Notes)
Maturity Date:	January 31, 2027
Rating:	The Notes have received a “BBB-” rating from Egan-Jones Ratings Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.
Annual Coupon:	9.00%, paid quarterly in arrears
Interest Payment Dates:	March 31, June 30, September 30 and December 31, commencing December 31, 2023, and at maturity

Day Count:	30/360
Optional Redemption:	The Notes may be redeemed for cash in whole or in part at any time at the Issuer’s option. Prior to September 30, 2025, the redemption price will be 100% of the principal amount of Notes redeemed, plus a “make-whole” premium calculated as described in the Preliminary Prospectus, plus accrued and unpaid interest to, but excluding, the date of redemption. Thereafter, the Issuer may redeem the Notes for cash (i) on or after September 30, 2025 and prior to September 30, 2026, at a price equal to the sum of 102% of their principal amount and (ii) on or after September 30, 2026, at a price equal to the sum of 100% of their principal amount, plus (in each case noted above) accrued and unpaid interest to, but excluding, the date of redemption.
Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	78501P 302
Book-Running Managers:	B. Riley Securities, Inc., Ladenburg Thalmann & Co. Inc., William Blair & Company, L.L.C.
Co-Managers:	InspereX LLC, Maxim Group LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The Issuer has filed a registration statement on Form S-1 and Preliminary Prospectus with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileysecurities.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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